UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 2 June 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony provides update on restructuring of its Doornkop mine

- Consultation with labour at Doornkop mine continues - job loss avoidance measures a priority

- Engagement with relevant stakeholders at all levels

Johannesburg: Tuesday, 2 June 2015. Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") advises that in line with its market update on the 8th of May 2015 to restructure its Doornkop mine, management is continuing its consultation process in terms of section 189A ("Section 189A") of the Labour Relations Act, 66 of 1995 ("LRA") with organised labour and other relevant stakeholders to explore a possible restructuring of the mine.

Given the current gold price environment and the significant capital investment required to sustain operations at this shaft, all indications are that Doornkop will continue to make a loss in the foreseeable future unless it is restructured. Doornkop incurred an operating loss after capital of R210 million during financial 2014 and a further loss of R98 million during the nine months ended 31 March 2015.

Harmony chief executive officer Graham Briggs, said: "We have to take into consideration the long term sustainability of the company as a whole. The Doornkop mine continues to be a drain on the efforts and resources of Harmony, and we need to stem these losses. The decision to commence on this restructuring process has not been taken lightly. All stakeholders are being consulted in an effort to minimise job losses and to find a lasting and sustainable solution for Doornkop's viability."

On Sunday, 31 May 2015, an underground fire was reported at Doornkop. All employees were brought to safety and no one was injured. The fire occurred in an old mined out area where some cleaning operations had been taking place. The cause of the fire is not known at this stage. Production has been stopped for safety reasons and indications are that we can start production early next week again.

"The fire has been contained and we continue to monitor the gas readings. We will be able to extinguish the fire in the next couple of days, enabling production to recommence", said Graham Briggs.

ends.

Issued by Harmony Gold Mining Company Limited

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)82 888 1242 (mobile)

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 2, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director